Exhibit 1

For Immediate Release

Pointer S.R.L Romania Selected by BCR Asigurari, a Vienna Insurance Group Company,
to Exclusively Provide Road Assistance Service Packages for Its Customers in Romania & CEE

Rosh HaAyin, Israel July  28, 2010 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR) - a leading provider of Automatic Vehicle Location (AVL) technology, stolen vehicle retrieval services, fleet management, car & driver safety, public safety, vehicle security, asset management and road side assistance, announces today that SC BCR Asigurari Vienna Insurance Group S.A. has selected S.C. Pointer S.R.L, Shagrir's subsidiary in Romania,  as an exclusive provider for Road Assistance Services. As part of the Vehicle Insurance Policy offered by BCR Asigurari, customers will be able to choose from three service packages by Pointer S.R.L Romania; silver, gold and platinum packages.

Services offered include road assistance, vehicle towing and car replacement, carried out by company owned towing trucks and service cars, as well as a net of local sub-contractors across Europe.

BCR has been operating in the Romanian insurance market since 2001 and was acquired by the Vienna Insurance Group in 2008. The company distributes its products through around 170 offices as well as a nationwide network of BCR branches providing access to a large number of customers. BCR Non-life is constantly expanding its product range and improving its quality of service so as to further establish itself in the market and better serve its customers’ needs. The company is one of the Top 5 insurers in the non-life segment in Romania, and focuses its sales efforts on motor vehicle insurance.

Shagrir Systems provides RSA, SVR and Fleet Management services to over 750,000 customers in Israel. Shagrir's subsidiary in Romania, S.C. Pointer S.R.L, offers a wide array of Road Side Assistance services in Romania for insurance companies, car leasing companies and large car fleets.

“Partnering with BCR, a Vienna Group Company, enables us to introduce our know- how and accumulated experience in Road Assistance services to this expanding market”, said Micha Kraus, Shagrir’s CEO “Both companies are committed to providing a reliable service to our joint customers, offering policyholders geographically widespread car insurance coverage and peace of mind when traveling in Romania and across Europe”.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Brazil, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, Pointer’s division leading the partnership with Viasat, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. For more information: http://www.pointer.com.

About Shagrir Systems:
Shagrir Systems, Pointer's Israeli subsidiary is the leading provider of services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. The company uses the most advanced operation systems in 24/7 call mode. Shagrir offers Road-Side Assistance (RSA) to more than 750,000 customers in Israel and has a large installed base of proprietary "Pointer" Stolen Vehicle Recovery (SVR) systems.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Marcom – Ms. Sharona Meushar	IR – Ms. Yael Nevat
Tel: 972-73-2622-317	Tel: 972-50-762 6215
E-mail: sharonam@pointer.com	E-mail: yael@commitment-IR.com

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